Samuel, Sally

From:	Christopher Sprague [chris.sprague@prudential.com]
Sent:	Monday, March 22, 2010 10:04 AM
To:	Samuel, Sally
Subject:	Certain open issues related to the "single product line" registration statements

Sally: as discussed a couple of weeks ago, we wanted the Staff to revisit two issues that had arisen in connection with your review of the Prudential Premier Retirement annuity and the Prudential Premier Advisor annuity. The first issue concerned proposed prospectus language, under which a subsequent purchase payment was to be allocated to the money market sub-account if there were no alternative allocation instructions and there is no account value in the sub-accounts. The second issue dealt with the prospectus sentence that "with respect to both your initial purchase payment and any subsequent purchase payment that is pending investment in our separate account, we may hold the amount temporarily in our general account and may earn interest on such amount. You will not be credited with interest during that period." What follows are our thoughts on those issues. We look forward to your response at your earliest convenience.

A. Allocation to Money Market Sub-Account

*   This is a contractual provision within the Single Product Line annuities, under which a subsequent Purchase Payment is allocated to the Money Market Sub-account if there are no alternative allocation instructions and there's no Account Value in the sub-accounts.

*   We are not aware of any provision of the federal securities law that prohibits this contractual provision.

*   We believe this contractual provision benefits contract owners, by avoiding an unintentional allocation to an investment option that could be subject to a market value adjustment. It also benefits the owners by having their sub-pays invested as set forth in their annuity contract, as opposed to returning it to them.

  In brief, factors that we think weigh in favor of this provision are:

*   The allocation procedure is set forth in the annuity contract itself. The contract governs the relationship between the company and the owner, and the company is bound to follow the provisions of the contract. This procedure is not an administrative procedure that is adopted by the insurance company and subject to change by the company. This procedure is not a default, where no procedure has been established.

*   This contractual provision was approved by State insurance departments, when the contract was submitted to them.

*   The situation addressed by the 1993 generic comment clearly dealt with the initial purchase payment, and the Staff there was understandably reluctant to allow allocation to the general account by default where there had been no allocation instructions whatsoever from the investor, because the allocation portion of the application had not been completed. In contrast, we are dealing here with subsequent purchase payments, where the investor is now in possession of the annuity contract that

provides explicitly for the money market allocation.

*   The provision deals only with the unusual situation where the
subsequent payment does not include new specific instructions and there is no current
allocation to the Variable Sub-accounts. In that situation, the contract specifically
provides for allocation to the money market sub-account so that the contract owner is not
subject to a possible market value adjustment as part of the fixed rate options. This
procedure was designed to benefit contract owners. Because the provision is included in
the contract, a contract owner has a reasonable expectation that the company will follow
the procedures.

* One must remember that according to the contract and the prospectus, the initial
purchase payment was invested in the Annuity according to the owner's instructions. Thus,
it is not the case that we never have received allocation instructions. It is only in
this rare scenario that we rely on this contractual direction to allocate to money market.

*   In contrast to the situation in the 1993 letter, the allocation is to
a money market account, rather than the general account.

*   Other companies use established procedures to allocate subsequent
purchase payments when those payments are submitted without new allocation instructions
(rather than taking the position that the purchase payment is not in good order and must
be returned). For example:

a. Pacific Innovations Select Variable Annuity (333-93059):

"Each additional Investment will be allocated to the Investment Options according to your
allocation instructions in your application, or most recent instructions, if any, subject
to the terms described in WITHDRAWALS – Right to Cancel ("Free Look"). We reserve the
right to require that your allocation to any particular Investment Option must be at least
$500. We also reserve the right to transfer any remaining Account Value that is not at
least $500 to your other Investment Options on a pro rata basis relative to your most
recent allocation instructions."

b. Hartford Leaders Foundation Variable Annuities (333-148553):

"Unless we receive new instructions, we will invest all Premium Payments based on your
last instructions on record."

If the Staff is has any remaining concerns regarding this contractual provision, we
request that the Staff identify the specific provisions of the federal securities law that
are implicated.

B.   Temporary holding of money in suspense account:

Such temporary holding of money in the insurer's suspense account is commonplace for both variable annuity and variable life. In that regard, see the annuity registration excerpts below (emphasis added). See also FINRA Rule 2330 (A broker-dealer may forward customer funds to the insurer PRIOR TO principal approval, under certain conditions, including that the funds be held in a segregated bank account that is not subject to security interests or liens imposed on the insurer.)

MIDLAND National (333-128910). Vector Variable Annuity

REQUIREMENTS FOR ISSUANCE OF A CONTRACT

The maximum issue age for the base contract is 85. However, We will issue the base contract with the Shortened CDSC Rider for issue ages 86 to 90. The minimum issue age for the base contract and riders is 0.

To buy a contract, You must send Us an application form and an initial premium payment of at least $10,000 for a non-qualified contract, or $2,000 for a qualified contract. This sale must take place through a representative who is licensed and registered to sell the contract. Once We accept Your application, You will be issued a contract that sets forth precisely Your rights and Our obligations. Additional premium payments, of at least $50 may then be made payable to Midland National Life and mailed to the Principal office. If Your application is complete and in good order (See "Administrative Procedures" on page 22), then We will accept or reject it within two business days of receipt. If the application is incomplete, then We will attempt to complete it within five business days. If it is not complete at the end of this period (or cannot be accepted for some other reason), then We will inform You of the reason for delay and the premium payment will be returned immediately unless You let Us keep the premium until the application is complete. Your initial premium is held in a non-interest bearing suspense account (which is part of Our general
account) until Your contract is issued or Your premium is refunded.

Hartford Leaders Foundation (333-148553):

HOW ARE PREMIUM PAYMENTS APPLIED TO YOUR CONTRACT?

Your initial Premium Payment will usually be invested within two Valuation Days of our actual receipt in-hand at our Administrative Office of both a properly completed application or order request and the Premium Payment; both being in good order. If we receive your subsequent Premium Payment before the end of a Valuation Day, it will be invested on the same Valuation Day. If we receive your subsequent Premium Payment after the end of a Valuation Day, it will be invested on the next Valuation Day. If we receive your subsequent Premium Payment on a non-Valuation Day, the amount will be invested on the next Valuation Day. Unless we receive new instructions, we will invest all Premium Payments based on your last instructions on record. We will send you a confirmation when we invest your Premium Payments

If the request or other information accompanying the initial Premium Payment is incomplete or not in good order when received, we will hold the money in a non-interest bearing account for up to five Valuation Days (from the Valuation Day that we actually receive your initial Premium Payment at our Administrative Office) while we try to obtain complete information. If we cannot obtain the information within five Valuation Days, we will either return the Premium Payment and explain why the Premium Payment could not be processed or keep the Premium Payment if you authorize us to keep it until you provide the necessary information.